*  Exhibit 21.1
   LIST OF SUBSIDIARIES OF THE QUIZNO'S CORPORATION

1. The Quizno's Operating Company, a Colorado corporation 2. S&S Company, a Colorado corporation 3. The Quizno's Realty Company, a Colorado corporation 4. The Quizno's Acquisition Company, a Colorado corporation 5. The Quizno's
Licensing Company, a Colorado corporation 6. QUIZ-DIA, Inc., a Colorado corporation 7. Quizno's Kansas, LLC, a Colorado limited liability company

Each subsidiary does business only under its corporate name.